December 15, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

Attn: Ms. Elisabeth Bentzinger

100 F Street, N.E.

Washington, DC 20549

 RE:      Response to SEC Staff Comments on Post-Effective Amendment No. 16 to the Registration Statement on Form N-4

            File Number 333-176870; 811-07772 – LiveWell Variable Annuity

            Midland National Life Insurance Company (Depositor)

            Midland National Life Separate Account C (Registrant)

Dear Ms. Bentzinger:

Thank you for your oral comments provided on December 4, 2020 regarding the above-referenced variable annuity Rule 485(a) post-effective amendment registration statement filing. This letter responds to each of your comments. Included in this submission are a revised prospectus, Statement of Additional Information, and Part C.

Comments:

  In relevant areas of the prospectus, please provide additional disclosures on the impact of deduction of advisory fees for third-party investment advisers from the contract value such as its tax consequences and the impact on the death benefit.

Response: We did not add such disclosures but removed all references in the prospectus about deducting advisory fees from contract value because we are not currently, and will not be, allowing contract owners to have their third-party investment advisory fees deducted from the contract values.

  Please remove the disclosures regarding certain charges described as being “current,” the reservation of the right to increase such charges, and how such charge is guaranteed for the life of the contract, as fees and expenses may be described only for the contracts currently being offered by the prospectus and any changes to such charges will require a separate filing.

Response: Comment complied with.

  Comment: Under the heading Surrenders and Partial Withdrawals in the Summary section, add “during the surrender charge period” at the end of the first sentence of the second paragraph for clarification.

Response: Comment complied with.

  Comment: Under the heading Surrenders and Partial Withdrawals in the Summary section, remove the reference to “base contract” in the third paragraph. Also, consider removing that term from the prospectus as its meaning changed with the availability of the accumulation value death benefit.

Response: Comment complied with.

  Comment: Under the heading Surrenders and Partial Withdrawals in the Summary section, please insert the following sentence in the last paragraph: “Partial withdrawals could reduce the death benefits significantly as well as the potential for increases in the enhanced death benefit.”

Response: Comment complied with.

  Comment: In the Summary section, please remove the subsection under the heading Risk of Increases in Fees and Charges.

Response: Comment complied with.

  Comment: Under the heading Death Benefits in the Summary section, please simplify the language describing the three benefits. Also, state that (1) the death benefit options can be elected only at the time of application and (2) there is increased charge applicable to certain death benefits.

Response: Comment complied with.

  Comment: Under the heading Death Benefits in the Summary section, please describe the standard death benefit for contracts purchased prior to the effective date of this prospectus.

Response: Comment complied with.

  Comment: Under the heading Death Benefits in the Summary section, please rewrite the statement about how partial withdrawal reduces the death benefit in accordance with the SEC’s plain English rules. Also state that the death benefit could be reduced by more than the amount of withdrawal, and could be reduced significantly.

Response: Comment complied with.

  Comment: Under the heading Death Benefits in the Summary section, take out the sentence “The Enhanced Death Benefit may only be elected with the Return of Premium Death Benefit Contract.”  Please also change the cross-reference to Death Benefit section instead of the Enhanced Death Benefit section.

Response: Comment complied with.

  Comment: Move the last paragraph under the heading Death Benefits in the Summary section to the Annuity Payments section, include a disclosure about how the death benefit is paid for non-qualified contracts if an owner dies prior to the maturity date, and clarify that such distribution rules are for non-qualified contracts.

Response: Comment complied with.

  Comment: In the table under the heading Contract Owner Transaction Expenses, change the table heading to “Contract Owner Transaction Expenses without an Optional Value Endorsement.”

Response: Comment complied with.

  Comment: Please fit the existing tables under the heading Periodic Charges Other Than Portfolio Expenses in one table. Also, create a separate table for Contracts sold before the effective date of the prospectus.

Response: Comment complied with.

  Comment: Please remove the paragraph that starts with “Note” that immediately follows the tables under the heading Periodic Charges Other Than Portfolio Expenses.

Response: Comment complied with.

  Comment: In footnote 1 under the heading Periodic Charges Other Than Portfolio Expenses, please add “at maturity” for clarification after the term “full surrender” in the fourth sentence.

Response: Comment complied with.

  Comment: In footnote 1 under the heading Periodic Charges Other Than Portfolio Expenses, please move the last two sentences describing the Contract maintenance fee in the examples to the section under the heading Expense Examples.

Response: Comment complied with.

  Comment: Please remove footnote 2 that follows the tables under the heading Periodic Charges Other Than Portfolio Expenses and add parentheticals in the fee tables explaining that separate account expenses are a percentage of the accumulation value.

Response: Comment complied with.

  Comment: In Examples 2 and 4 under the heading Expense Examples, remove the second table if the expense is the same whether an owner surrenders or not and revise the lead-in sentence to read “Whether or not you surrender or annuitize your Contract at the end of the applicable time period.”

Response: Comment complied with.

  Comment: In the paragraph under the heading Mortality and Expense Risk Charge in the Charges and Fees section, replace the first sentence with the following language: “The charges described here are for Contracts purchased on or after [the effective date of the prospectus]. For contracts purchased on or after [the effective date of the prospectus], we deduct a 0.75% charge for the accumulation value death benefit, 1.00% for return of premium death benefit, and 1.30% for the enhanced death benefit.”

Response: We included the second, but not the first sentence of the suggested language because the same brief paragraph also describes the charges for contracts issued before December 23, 2020.

  Comment: In the paragraph under the heading Mortality and Expense Risk Charge in the Charges and Fees section, revise the last sentence to read “For Contracts issued prior to [the effective date of the prospectus], we deduct 1.00% per annum for the return of premium death benefit and 1.30% for the enhanced death benefit.”

Response: Comment complied with.

  Comment: In the paragraph under the heading Quarterly Contract Maintenance Fee in the Charges and Fees section, add “or at maturity” after the term “full surrender” in the fourth sentence.

Response: Comment complied with.

  Comment: Remove the disclosures under the headings Return of Premium Death Benefit Charge and Enhanced Death Benefit Charge as they are addressed in the paragraph under the heading Mortality and Expense Risk Charge per Comment 19.

Response: Comment complied with.

  Comment: In the paragraph under the heading Optional Value Endorsement Fee Reduction in the Charges and Fees section, please remove the three parentheticals.

Response: Comment complied with.

  Comment: In the paragraph under the heading Amounts in Our Separate Account in the Additional Information about Livewell Variable Annuity section, remove from the second last sentence in the third paragraph all language following “we deduct from our Separate Account.”

Response: Comment complied with.

  Comment: Under the heading Death Benefit in the Detailed Information about the Contract section, remove from the first sentence in the sixth paragraph all language following “based on the election made at the time of application.”  Also, remove the two sentences starting with “Net premiums referenced in (b) above.”

Response: Comment complied with.

  Comment: Under the heading Death Benefit in the Detailed Information about the Contract section, in the eighth paragraph, please address owner’s death prior to the maturity date.

Response: Comment complied with.

  Comment: Immediately before the heading Return of Premium the Death Benefit in Detailed Information about the Contract section, please describe the standard death benefit for the Contracts purchased before [the effective date of the prospectus], including the applicable mortality and expense risk charges. Also, add a section on accumulation value death benefit. If the accumulation value death benefit is the default if no election is made, please so state.

Response: Comment complied with.

  Comment: Under the heading Return of Premium Death Benefit in the Detailed Information about the Contract section, please revise the first sentence to reflect the additional mortality and expense charge associated with electing the return of premium death benefit.

Response: Comment complied with.

  Comment: Under the heading Return of Premium Death Benefit in the Detailed Information about the Contract section, please add the following language: “Partial withdrawals including the required minimum distribution will reduce the death benefit by the same proportion that the accumulation value would be reduced by the partial withdrawal.” Also, prominently state the following: “The death benefit could be reduced by more than the amount of the withdrawal and could be reduced significantly.” Also, remove the third paragraph starting with “The charges for this benefit is part of the mortality and expense risk charge.”

Response: Comment complied with.

  Comment: Under the heading Return of Premium Death Benefit in the Detailed Information about the Contract section, in the paragraph about when the benefit terminates, revise (2) to explain which death benefit option the death benefit will change to, and revise (3) to clarify that it terminates when the contract is terminated, including if the accumulation value reaches zero.

Response: Comment complied with.

  Comment: Under the heading Return of Premium Death Benefit in the Detailed Information about the Contract section, remove the second from the last sentence as it is redundant.

Response: We retained this language with a slight revision as the language that made this redundant was removed per Comment 29.

  Comment: Under the heading Enhanced Death Benefit in the Detailed Information about the Contract section, revise the first sentence to read as follows: “You may elect this benefit only at the time of application for a 1.30% mortality and expanse charge.” Also, remove the second and third sentences in the first paragraph.

Response: Comment complied with.

  Comment: Under the heading Enhanced Death Benefit in the Detailed Information about the Contract section, revise the first sentence in the second paragraph to read as follows: “If you elect the enhanced death benefit, the death benefit equals the initial premium for the first contract year. Each Contract anniversary thereafter, an annual step-up value will be calculated and become the new enhanced death benefit value for that Contract year.”

Response: Comment complied with.

  Comment: Under the heading Enhanced Death Benefit in the Detailed Information about the Contract section, revise the second sentence to reflect that the enhanced death benefit is set at the highest accumulation value, net premium, or annual step-up value.

Response: Comment complied with.

  Comment: Under the heading Enhanced Death Benefit in the Detailed Information about the Contract section, remove the paragraphs starting with “There currently is a charge of 0.30% per annum charge” and “The initial enhanced Death Benefit value”

Response: Comment complied with.

  Comment: Under the heading Enhanced Death Benefit in the Detailed Information about the Contract section, in the paragraph that begins with “The step up process stops at the earlier of the age of 85,” remove the first two sentences. At the end of the same paragraph, prominently state the following: “The death benefit could be reduced by an amount greater than the withdrawal and could be reduced significantly.”

Response: Comment complied with.

  Comment: Under the heading Enhanced Death Benefit in the Detailed Information about the Contract section, remove the paragraph that reads: “See “APPENDIX B – ENHANCED DEATH BENEFIT EXAMPLES” on page “64” for more information.”

Response: Comment complied with.

  Comment: Under the heading Enhanced Death Benefit in the Detailed Information about the Contract section, in the paragraph about when the benefit terminates, revise (2) to explain which death benefit option the death benefit will change to, and revise (3) to clarify that it terminates when the contract is terminated, including if the accumulation value reaches zero. Also, please complete the language in (5).

Response: Comment complied with.

  Comment: Under the heading Enhanced Death Benefit in the Detailed Information about the Contract section, remove the paragraph that begins with “If the Contract to which this endorsement is attached” as it is redundant.

Response: We retained this language with a slight revision as the language that made this redundant was removed per Comment 35.

  Comment: Merge the disclosure under the heading Optional Value Endorsement in the Detailed Information about the Contract section with the disclosure under the heading Surrender Charges for this Optional Value Endorsement in Charges, Fees and Deductions section.

Response: Comment complied with.

  Comment: In the first paragraph under the heading Mortality and Expense Risk Charge in the Charges, Fees and Deductions section, please include the mortality and expense risk charges for contracts with the return of premium death benefit and those with the enhanced death benefit. Also include the applicable charges for the contracts sold prior to [the effective date of this prospectus].

Response: Comment complied with.

  Comment: Remove the disclosure under the heading Enhanced Death Benefit Charge in the Charges, Fees and Deductions section if Midland will make enhanced death benefit charge a part of the mortality and expense risk charge.

Response: Comment complied with.

  Comment: Under the heading Quarterly Contract Maintenance Fee in the Charges, Fees and Deductions section, please add “or at maturity” after the term “at full surrender” in the fourth sentence for clarification.

Response: Comment complied with.

  Comment: Under the heading Optional Value Endorsement in the Charges, Fees and Deductions section, please remove the parentheticals in the first paragraph and remove the second paragraph.

Response: Comment complied with.

  Comment: In Appendix D, revise the two parentheticals in the first paragraph to clarify that the two sets of tables are for (1) contracts issued before [the effective date of the prospectus] with the return of premium death benefit and the 7-year Optional Value Endorsement and (2) contracts issued before [the effective date of the prospectus] with the return of premium death benefit and without the 7-year Optional Value Endorsement, respectively. Also, revise the headings of the table accordingly.

Response: Comment complied with.

  Comment: In Appendix D, revise the second from the last sentence to read as follows: “No condensed financial information is shown for contracts with the accumulation value death benefit or the enhanced death benefit because they endorsement were not offered prior to December 31, 2019.

Response: Comment complied with.

  Comment: In SAI, under the heading Condensed Financials, please replace the second sentence from the last with the following: “ No condensed financial information is shown for contracts with the accumulation value death benefit or the enhanced death benefit because they were not offered prior to December 31, 2019.”

Response: Comment complied with.

  Comment: In Part C, revise Exhibit 4(a)(2) so that it is hyperlinked to the appropriate 485(a) filing.

Response: Comment complied with.

If you have any comments or questions about this filing, please contact the undersigned or Richard T. Choi of Carlton Fields, P.A. at 202-965-8127 or RChoi@carltonfields.com.

In order to meet our timetable for rolling out the enhancements reflected in this filing, we plan to file Post-Effective Amendment 17 which would incorporate the changes reflected in the enclosed drafts (as well as any further changes the staff may deem necessary upon review of the enclosed drafts) and would otherwise make the filing complete, and we would plan to request the Commission to grant effectiveness of that amendment on December 23, 2020.

Accordingly, we would very much appreciate all efforts the staff is able to make in order to advise us as soon as possible whether it believes any further changes are necessary.

Sincerely,

/s/ Jason L Bradshaw

Jason L. Bradshaw

Senior Compliance Consultant

cc:        Richard T. Choi

            Carlton Fields, P.A.